EXHIBIT 99.1

Volvo Trucks Launches the Cleanest and Most Fuel Efficient Trucks Ever

GOTEBORG, Sweden, Sept. 8, 2005 (PRIMEZONE) -- Volvo Trucks is today launching a new generation of trucks, the Volvo FH and Volvo FM. They are powered by an entirely new 13-litre engine and an improved 9-litre engine that meet forthcoming European exhaust emissions requirements with SCR catalytic technology. The total investment is 300 million Euros.

With the launch of the new Volvo FH and Volvo FM models, Volvo Trucks is taking a huge step forward with regard to technology and environmental care.

The all-new 13-litre engine has more power and better driveability than its predecessor and is available with power outputs of up to 520 hp. Compared with the current 12-litre engine, its fuel consumption is reduced by up to five percent.

At the same time, the 9-litre engine has been upgraded and is now more powerful, offering better driveability. Both engines also meet the new emissions requirements that come into force in 2006 and 2009 (Euro 4 and Euro 5).

"The new product range helps further reinforce the company's position in Europe. The new Volvo FH and Volvo FM are undoubtedly the best trucks we have ever launched in terms of fuel economy, safety, environmental compatibility and productivity," says Staffan Jufors, President of Volvo Trucks.

The new truck models will start being built in Goteborg and Ghent this autumn. The first trucks will be delivered to customers in early 2006.

September 8, 2005

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Truck Corporation
          Claes Claeson
          phone +46 31 -- 66 39 08 or +46 708 -- 36 39